Exhibit 21.1
Third Point Reinsurance Ltd.
List of Subsidiaries

Subsidiary	Jurisdiction of Incorporation/Formation

Third Point Reinsurance Company Ltd.	Bermuda

Third Point Re Marketing (UK) Ltd.	United Kingdom

Third Point Reinsurance Investment Management Ltd.(1)	Bermuda
Third Point Re Cat Ltd.(2)	Bermuda
Third Point Reinsurance Opportunities Fund Ltd.(3)	Bermuda
Third Point Reinsurance (USA) Ltd.	Bermuda
Third Point Re (UK) Holdings Ltd.	United Kingdom
Third Point Re (USA) Holdings Inc.	Delaware

(1)
Owned 85% by Third Point Reinsurance Ltd. and 15% by Hiscox Insurance Company (Bermuda) Limited ("Hiscox") until January 5, 2015, at which time Third Point Reinsurance Investment Management Ltd. ("TPRIM") repurchased for cancellation the Hiscox shares and Mr. Jeremy Pinchin resigned from the Board of Directors of TPRIM.

(2)     100% of common shares held by Third Point Reinsurance Opportunities Fund Ltd.
(3)     100% of voting shares held by Third Point Reinsurance Investment Management Ltd.